SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

CGG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

12531Q204

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,069,686 ordinary shares; 2,458,798 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,069,686 ordinary shares; 2,458,798 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,069,686 ordinary shares; 2,458,798 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% of the ordinary shares

14	Type of Reporting Person OO

1	Name of Reporting Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,069,686 ordinary shares; 2,458,798 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,069,686 ordinary shares; 2,458,798 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,069,686 ordinary shares; 2,458,798 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% of the ordinary shares

14	Type of Reporting Person OO

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,069,686 ordinary shares; 2,458,798 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,069,686 ordinary shares; 2,458,798 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,069,686; 2,458,798 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% of the ordinary shares

14	Type of Reporting Person OO

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,069,686 ordinary shares; 2,458,798 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,069,686 ordinary shares; 2,458,798 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,069,686 ordinary shares; 2,458,798 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% of the ordinary shares

14	Type of Reporting Person OO

1	Name of Reporting Person IFP Energies nouvelles

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 280,867 ordinary shares; 479,199 voting rights

	8	Shared Voting Power 0

	9	Sole Dispositive Power 280,867 ordinary shares; 479,199 voting rights

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 280,867 ordinary shares; 479,199 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3% of the ordinary shares

14	Type of Reporting Person OO

Item 1.                                 Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares of CGG a société anonyme incorporated in France (the “Issuer”).  The Issuer’s principal executive offices are located at Tour Maine Montparnasse, 33 Avenue du Maine, 75015 Paris, France.

Item 2.                                 Identity and Background.

This Statement on Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (iii)  EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), (iv) Bpifrance S.A., and (vii) IFP Energies nouvelles (“IFPEN”).  Bpifrance Participations, CDC, EPIC, Bpifrance S.A. and IFPEN are referred to herein collectively as the “Reporting Persons.”  The principal address for CDC is 56, rue de Lille, 75007 Paris, France.  The principal address for Bpifrance Participations S.A., EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for IFPEN is 4, avenue du Bois-Préau, 92500 Rueil Malmaison, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds.  Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose.  CDC and EPIC each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A.  CDC is principally engaged in the business of long-term investments.  EPIC is principally engaged in the business of banking finance.

IFPEN is a French public industrial and commercial establishment. IFPEN is a public-sector research, innovation and training center active in the fields of energy, transport and the environment. Its mission is to provide public players and industry with efficient, economical, clean and sustainable technologies to take up the challenges facing society in terms of climate change, energy diversification and water resource management

As of the date hereof, Bpifrance Participations holds directly 2,069,686 ordinary shares and IFPEN holds directly 280,867 ordinary shares.  As of the date hereof, none of Bpifrance S.A., CDC or EPIC holds any ordinary shares directly.  Bpifrance S.A. may be deemed to be the beneficial owner of 2,069,686 ordinary shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 2,069,686 ordinary shares, indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC, EPIC and IFPEN, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Bpifrance Participations obtained the funds to purchase the ordinary shares initially held from working capital. In January 2016, Bpifrance Participations subscribed to CGG’s capital increase by exercising 17,992,795 priority subscription rights (5,466,218 of which had been previously purchased from IFPEN for €1,743,177, through working capital) resulting in the acquisition of 53,768,385 new ordinary shares, before giving effect to a 32-to-1 reverse stock split in July 2016.

IFPEN subscribed to CGG’s capital increase through the revenue of the sale of its 5,466,218 priority subscription rights to Bpifrance Participations for the same amount of approximately €1.7 million, allowing IFPEN to subscribe for 2,641,176 ordinary shares.

Item 4.                                 Purpose of Transaction.

All of the ordinary shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. In addition, as previously disclosed by the Issuer, Bpifrance Participations has been engaged in discussions with the Issuer on the terms of a financial restructuring plan to address the Issuer’s capital structure constraints.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.                                 Interest in Securities of the Issuer.

On May 28, 2010, Bpifrance Participations (formerly known as Fonds Stratégique d’Investissements) acquired 9,089,680 ordinary shares and filed a statement on Schedule 13G reporting such ownership on June 11, 2010. In January 2016, Bpifrance Participations subscribed to CGG’s capital increase by exercising 17,992,795 priority subscription rights (5,466,218 of which had been previously purchased from IFPEN) resulting in the acquisition of 53,768,385 new ordinary shares, thus bringing its total ownership to 66,224,962 ordinary shares, representing 9.4% of CGG’s capital. CGG then effected a 32-to-1 reverse stock split in July 2016, which resulted in the ownership by Bpifrance Participations of 2,069,530 shares. Subsequently, director Anne Guerin returned  to Bpifrance Participations the 156 shares which were previously held by her, as security holder, bringing Bpifrance Participations’ total ownership to 2,069,686 shares.

In 2002, IFPEN acquired 1,402,622 ordinary shares. After its subscription, IFPEN transferred 42,000 shares on May 16, 2006, 40,000 shares on June 1, 2007, and 12,500 shares on September 11, 2007. On June 3, 2008, CGG effected a 5-to-1 stock split, and as a result, the number of shares held by IFPEN increased from 1,308,122 to 6,540,610. IFPEN then transferred 134,000 shares on January 19 and 20, 2010 and 60,000 shares on April 15, 2010. These were sold on the regulated market. Upon CGG’s capital increase, in January 2016, IFPEN sold 5,466,218 priority subscription rights to Bpifrance Participations and subscribed to this capital increase via the acquisition of 2,641,176 ordinary shares. On July 20, 2016, CGG effected a 32-to-1 reverse stock split, thus bringing IFPEN’s shareholding to 280,867 shares, representing 1.3% of CGG’s capital.

The Reporting Persons are filing this statement on Schedule 13D as a result of the appointment of Bpifrance Participations to the Board of Directors of the Issuer on May 27, 2016.

(a)          See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of ordinary shares beneficially owned by each Reporting Person is based on 22,133,149 outstanding ordinary shares of the Issuer as set out in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on March 3, 2017.

(b)           See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the ordinary shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 8, 2012, Bpifrance Participations, formerly known as Fonds Stratégique d’Investissement, and IFPEN entered into a shareholders agreement providing that, among other things (i) the parties undertake to discuss their respective points of view and try to find a common position on decisions to be voted on at general meetings (although this is nonbinding); (ii) if both parties have representatives on the Board of Directors, they undertake to discuss their respective points of view and try to find a common position on decisions to be voted on at meetings of the Board of Directors (although this is nonbinding); (iii) the parties undertake to notify the other party of any plan to acquire or dispose of shares or subscribe to a share capital increase concerning the Issuer’s shares, or to enter into a shareholder agreement with any third party; (iv) the parties undertake to ensure that any plan mentioned in the foregoing clause (iii) is jointly coordinated with the other party in order to narrow the impact on the market price of the ordinary shares; and (v) the parties undertake not to implement any plan mentioned in the foregoing clause (iii) that would require the other party to initiate a takeover bid of the Issuer’s ordinary shares.

Item 7.                                 Material to be Filed as Exhibits.

99.1                        Free Translation of Shareholders Agreement, dated March 8, 2012, between Bpifrance Participations, formerly known as Fonds Stratégique d’Investissement, and IFPEN

99.2                        Joint Filing Agreement dated as of May 30, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2017	IFP Energies nouvelles

	By:	/s/ Georges Picard
	Name:	Georges Picard
	Title:	Executive Vice President

Dated: May 30, 2017	Bpifrance Participations S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

Dated: May 30, 2017	Caisse Des Dépôts et Consignations

	By:	/s/ Joel Prohin*
	Name:	Joel Prohin
	Title:	Director of asset management

Dated: May 30, 2017	Epic Bpifrance

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: May 30, 2017	Bpifrance S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

* Joel Prohin is signing on behalf of Caisse des Dépôts et Consignations by executive order from the general manager of Caisse des Dépôts et Consignations previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 2 to Schedule 13G, and hereby incorporated herein by reference.

**Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below.  The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of the Caisse des Dépôts

CATHERINE MAYENOBE	Director, Corporate Secretary of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of France’s Metallurgy Industries Confederation (UIMM), president of the supervisory board of SNCF

MARTINE GEROW	Director, Executive Vice-President, Finance and Administration at CWT

BERTRAND WALCKENAER	Director, Director of Agence des Participations de l’Etat (French State Shareholding Agency)

ANNE-HELENE CHANTAL ROIGNAN	Director, Deputy Corporate Secretary of the French Treasury

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of BPI-Groupe (bpifrance) are set forth below.  The business address of each director and executive officer is BPI-Groupe (bpifrance), 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chairman, Chief Executive Officer of the Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

LOUIS SCHWEITZER	Director, Public Investment General Commissioner

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

MARIE-MARGUERITE DUFAY	Director, Chairman of the Regional Council of Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ELISABETH HENRY-PEREZ	Director representing the employees,

ERIC VERKANT	Director representing the employees,

AMELIE FAURE	Director, Entrepreneur, Chairman of the Board of Directors of Augure

VIRGINIE CHAPRON DU JEU	Director, Group Finance Director of the Caisse des Dépôts et Consignations

FLORENCE MAS	Director

ERIC LOMBARD	Director, Managing Director of Generali

SANDRINE GAUDIN	Director, Head of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

APPENDIX C

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et Consignations are set forth below.  The business address of each director and executive officer is Caisse des Dépôts et Consignations, c/o 56, rue de Lille, 75007 Paris, France.  Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chief Executive Officer

OLIVIER MAREUSE	Savings Fund Director

ANDRE LAURENT MICHELSON	General Financial Officer, Head of Financial Transaction Processing, director coordinating the Caisse des Dépôts Group for Greater Paris

SOPHIE QUATREHOMME	Group Corporate Communications Director

ELIZABETH VIOLA	Banking Services Director

PAUL PENY	Group Human Resources Director

ANNE-SOPHIE GRAVE	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Local Development and Investment Director

VIRGINIE CHAPRON DU JEU	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

FRANCK SILVENT	Director of Finance, Strategy and Holdings

MARC ABADIE	Local Development and Network Director

CATHERINE MAYENOBE	Secretary General

LAURENT ZYLBERBERG	Director of International and European Relationships

APPENDIX D

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC BPI-Groupe are set forth below.  The business address of each director and executive officer is EPIC BPI-Groupe, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SETTAR at the Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Marke of the Ministry of Economy and Finance

BENJAMIN GALLEZOT	Director,

FRANCOISE LOMBARD	Director, Deputy Director at the Agence des Participations de l’Etat (French State Shareholding Agency)

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

IFP ENERGIES NOUVELLES

The name, business address and present principal occupation or employment of each of the directors and executive officers of IFP Energies nouvelles are set forth below.  The business address of each director and executive officer is IFP Energies nouvelles, 4, avenue du Bois-Préau, 92500 Rueil Malmaison, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

Didier HOUSSIN	Director appointed as qualified personality and Chairman of the Board of Directors

Michel FERRANDERY	Director representing the State, Deputy Director of the Transport Equipment, Machinery and Energy Division at the General Directorate for Enterprise, representing the Minister of Industry

Marie-Solange TISSIER	Director representing the State, Department Head at the High Council for Economy, Industry, Energy and Technology, representing the Minister of Energy

Frédéric RAVEL

Director representing the State, Scientific Director of the “Energy, Sustainable Development, Chemistry and Processes” Sector at the Research and Innovation Strategy Service at the General Directorate for Research and Innovation, representing the Minister of Research

Jean-Baptiste MINATO	Director representing the State, Head of the Energy, Stakeholdings, Industry and Innovation bureau at the Budget Directorate, representing the Minister of Budget

Michel CASTAGNE	Director representing the employees

Marie VELY	Director representing the employees

Philippe SAUQUET	Director appointed as qualified personality, President of Total group’s Refining & Chemicals Division

Claude NAHON	Director appointed as qualified personality, Sustainable Development Director for the EDF group

Raphael SCHOENTGEN	Director appointed as qualified personality, Research and Technology Director for the Engie group

Hélène JACQUOT-GUIMBAL	Director appointed as qualified personality, Managing Director of IFSTTAR (French Institute of Sciences and Technology for Transport, Development and Networks)

Hervé LE TREUT	Director appointed as qualified personality, Member of the French Academy of Sciences, Director of Research at the CNRS (French National Center for Scientific Research)

Bruno JARRY	Director appointed as qualified personality, Member of the French Academy of Technologies

Sophie PATURLE GUESNEROT	Director appointed as qualified personality, Managing Partner of Demeter Partners

Patrice LUCAS	Director appointed as qualified personality, Program and Strategy Director for the Groupe PSA

Gaspar GASTON-ABELLAN	Director appointed as qualified personality, Executive Vice-President Engineering for the Renault group

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Didier HOUSSIN	President

Georges PICARD	Executive Vice President

Pierre-Henri BIGEARD	Executive Vice President